Filed Pursuant to Rule 433
Registration Statement No. 333-259205

MSCI World ESG Quality Select Low Volatility 8% Risk Control 3% Decrement Index Sustainable Investment Solutions E S G

2 | RBC CAPITAL MARKETS MSCI WORLD ESG QUALITY SELECT LOW VOLATILITY 8% RISK CONTROL 3% DECREMENT INDEX

OVERVIEW OF RESPONSIBLE & ESG INVESTING

Responsible investing is an investment strategy that aligns investors' financial goals with their personal values. A part of Responsible investing is ESG investing, a strategy that considers Environmental, Social, and Governance factors alongside financial factors in the investment decision-making process.[1]

$17.1 trillion of responsible investing assets in the US as of 2020, +42% in two years[2]

59% of high-net-worth individuals surveyed said they utilize ESG considerations when making investment decisions.[3]

90% of financial advisors surveyed said their clients had asked them about ESG or responsible investing.[3]

ENVIRONMENTAL

Climate Change
Natural Capital
Pollution & Waste
Environmental Opportunities

SOCIAL

Human Capital
Product Liability
Stakeholder Opposition
Social Opportunities

GOVERNANCE

Corporate Governance
Corporate Behavior

ESG RATINGS – HELPING INVESTORS IDENTIFY A PORTFOLIO'S ESG RISK

MSCI, a leading provider of financial indexes, multi-asset class research, and risk analytics has developed a ratings system that aims to measure a company's resilience to long-term, financially relevant ESG risks. Companies are rated on a 'AAA to CCC' scale according to how well they manage these risks and opportunities relative to their peers.

1. Analysis begins with a deep governance assessment
2. Focus on most relevant ESG factors by industry
3. Focus on risk exposure, not just disclosure
4. Identify leaders and laggards within each industry

MSCI ESG RATINGS

CCC	B	BB	BBB	A	AA	AAA
LAGGARD		AVERAGE			LEADER

3 | RBC CAPITAL MARKETS MSCI WORLD ESG QUALITY SELECT LOW VOLATILITY 8% RISK CONTROL 3% DECREMENT INDEX

RBC CAPITAL MARKETS' ESG INVESTING SOLUTION

Introducing the MSCI World ESG Quality Select Low Volatility 8% Risk Control 3% Decrement Index (MXWOEQLV Index)

RBC Capital Markets, in partnership with MSCI, has developed a suite of ESG-focused Indices, including the **MSCI World ESG Quality Select Low Volatility Index** (the "Base Index") and the **MSCI World ESG Quality Select Low Volatility 8% Risk Control 3% Decrement Index**. They are globally-diversified indices that provide ESG-conscious investors with access to a strategy that exhibits more positive ESG metrics, a lower carbon impact and stronger financial Quality than the MSCI World Index (the "Benchmark Index"), based on MSCI's methodology for assessing these criteria.[4]

Objective

The Indices are designed to meet or exceed the benchmark's risk-adjusted returns while also improving their ESG, Quality, and Carbon Emissions Intensity characteristics.

METHODOLOGY: 5 STEP SCREENING PROCESS


1
2
3
4
5

STARTING UNIVERSE: MSCI WORLD INDEX (MXWO INDEX)
A global equity index that represents the performance of approximately 1,600 large and mid-cap equities across all 23 developed market countries.

LIQUIDITY
Only securities that have sufficient liquidity, as determined by MSCI's inclusion criteria, are eligible for inclusion in the Base Index.[4]

ESG CRITERIA
Exclude companies with:
ESG Ratings below BBB[4] | ESG Controversies Score of zero[4] | Controversial Business Practices[4]

CARBON EMISSIONS
Next, the Base Index excludes the top 20% carbon emitters from the remaining universe, as ranked based on MSCI's Carbon Emission Intensity scores.[4]

QUALITY
Then, the Base Index excludes bottom 20% of the securities from the remaining universe, as ranked based on their Quality factor score[4]. Quality companies have characteristics such as durable business models, sustainable competitive advantages, strong cash flow and a healthy balance sheet.

ESTABLISHING THE BASE INDEX: THE MSCI WORLD ESG QUALITY SELECT LOW VOLATILITY INDEX
The Base Index is comprised of the remaining companies, which are weighted to achieve the lowest risk[5] portfolio subject to sector, geography, and weighting constraints. The Index is rebalanced quarterly and will have no less than 50 constituents (it currently has 173*).

VOLATILITY TARGETING AND SYNTHETIC DIVIDEND (DECREMENT) FEATURE[6]
Once the Base Index is established, the volatility targeting and synthetic dividend feature (as described on page 5) are added to create the MSCI World ESG Quality Select Low Volatility 8% Risk Control 3% Decrement Index.

* As of December 31, 2021

0 10 20 30 40 50 60 70 80LATAMUKAsia ex-JapanEMEAJapanNorth AmericaCUMULATIVE INDEX PERFORMANCE – PRICE RETURNS (USD)May 2007 – December 2021ANNUAL INDEX PRICE RETURNPERFORMANCE (%)**YearMSCI World ESGQuality SelectLow Volatility 8%Risk Control 3%Decrement IndexMSCI WorldESG QualitySelect LowVolatilityIndexMSCIWorldIndex2021 4.43 8.87 20.142020 -4.75 1.07 14.062019 17.27 19.29 25.192018 -6.62 -4.28 -10.442017 25.84 18.39 20.112016 -0.92 2.87 5.322015 2.88 7.19 -2.742014 6.18 8.39 2.932013 18.69 18.44 24.102012 7.56 7.88 13.182011 -0.55 6.18 -7.622010 5.87 8.63 9.552009 8.59 4.42 26.982008 -14.67 -21.06 -42.08250%200%150%100%50%0%31-May-07 30-May-09 30-May-11 29-May-13 29-May-15 28-May-17 28-May-19 27-May-21MSCI World ESG Quality Select Low VolatilityIndex (MXWOQSPU Index)MSCI World ESG Quality Select Low Volatility 8%Risk Control 3% Decrement Index (MXWOEQLV Index)MSCI World Index (MXWO Index)INDEX RISK AND RETURN CHARACTERISTICS** (May 31, 2007 – December 31, 2021)AnnualizedAnnualizedVolatility (%) AVolatility OverRisk (p.a.)A,CMaximumDrawdown1 Mo 3 Mo 1 Yr YTD 3 Yr 5 Yr 10 YrSinceFeb 28,2007DivYld(%) BetaA,B5 Yr(%)10 Yr(%) 5 Yr 10 Yr (%)D PeriodEMSCI World ESG QualitySelect Low Volatility Index 8%Risk Control 3% Decrement4.65 4.69 4.43 4.43 5.27 6.51 6.59 4.2 3 0.43 10.12 9.37 0.64 0.7 -23.9 03/09/2009 -05/02/2011MSCI World ESG QualitySelect Low Volatility Index 5.17 5.91 8.87 8.87 9.49 8.26 8.55 5.53 2.2 0.53 11.03 9.81 0.75 0.87 -37.93 03/09/2009 -07/18/2012MSCI World Index 4.66 6.91 20.14 20.14 19.71 13.04 10.58 4.86 1.68 1 16.33 14.36 0.8 0.74 -59.07 03/09/2009 -03/06/2014A. Annualized Volatility was calculated using the standard deviation of Monthly price returns data for the relevant time period multiplied by the square root of 12 to obtain anannualized result. B. Beta: Beta indicates how volatile an index’s value is in comparison to its benchmark. A beta of 1 indicates that the index’s value tends to move with thebenchmark. A beta greater than 1 indicates that the index’s price tends to be more volatile than the benchmark. A beta of less than 1 means it tends to be less volatile than thebenchmark C. Volatility Over Risk: Defined as the annualized price return divided by the Annualized Volatility for the relevant period D. Maximum Drawdown (%): The maximumpercentage decline in the value of the Index and the Benchmark prior to increasing back to its respective previous highest level. E. Maximum Drawdown (Period): The period of timefrom the start of the maximum drawdown until the Index or Benchmark increased back to its respective previous highest level.Price Returns (%)SECTOR WEIGHTS** REGION WEIGHTS**SectorBaseIndex weightBenchmarkIndex weightHealth Care 25.76% 12.62%Consumer Staples 21.65% 6.91%Communication Services 16.30% 8.36%Information Technology 14.37% 23.69%Industrials 8.21% 10.20%Financials 6.42% 13.16%Consumer Discretionary 3.36% 12.25%Real Estate 1.77% 2.79%Materials 1.53% 4.17%Utilities 0.58% 2.73%Energy 0.00% 3.12%Base Index weightBenchmark Index weight55.64%70.48%20.18%6.24%14.92%14.59%8.31%3.43%0.90%5.17%0.00%0.11%4 | RBC CAPITAL MARKETS MSCI WORLD ESG QUALITY SELECT LOW VOLATILITY 8% RISK CONTROL 3% DECREMENT INDEX*Sources: MSCI, Bloomberg, RBC Capital Markets. This performance chart contains hypothetical back-tested data for any period prior to the launchdate of the respective index; see “Important Information on the Hypothetical Historical Index Performance” on the last page for more informationrelating to back-testing. **As of December 31, 2021HYPOTHETICAL AND ACTUAL HISTORICAL PERFORMANCE OF THE INDEX*

5 | RBC CAPITAL MARKETS MSCI WORLD ESG QUALITY SELECT LOW VOLATILITY 8% RISK CONTROL 3% DECREMENT INDEX

WHAT IS VOLATILITY TARGETING?[*,6]

Purpose:
Volatility targeting is a risk-reduction strategy that rebalances between a risky asset and cash in order to target a constant risk level over time. The goal of volatility targeting is to create an investment strategy with a predefined risk-reward profile. The methodology aims to achieve an explicit control of volatility, which is not typically the case for traditional indices.

How does it work?
The Volatility Targeted Net Total Return Index targets an annualized volatility of 8% (vs. 9.11% 1-year realized volatility in the Base Index and 9.47% in the benchmark**) by adjusting the exposure on a daily basis between the Base Index and a Cash component. The adjustment is based on a ratio between the volatility target (8%) and the Base Index's historical (i.e. realized) volatility. In periods of volatility higher than the target, the Index can allocate up to 100% in cash and in periods of lower volatility, the allocation can be up to 150% of the Base Index's performance. If the exposure to the Base Index is lower than or equal to 100%, then the Cash allocation will earn the relevant overnight rate; otherwise, the Cash allocation is considered to be negative and the relevant overnight rate will be deducted from the Index Performance in order to finance the leveraged exposure to the Base Index.


Base Index
Net Total Return
Volatility
Increases
Volatility
Decreases
Base Index
Allocation
Decreased
Cash Allocation
Increased
Base Index
Allocation Increased
Cash
Allocation
Decreased
Volatility Targeted
Net Total Return
Index

WHAT IS A SYNTHETIC DIVIDEND (DECREMENT) FEATURE?[*,6]

Decrement Mechanism:
A decrement (or synthetic dividend) is an overlay feature that deducts a fixed percentage (3% per annum) from the Volatility Targeted Index, which is a net total return index (i.e., assumes the reinvestment of dividends paid by the component securities of the Base Index after deduction of the applicable withholding tax determined in accordance with MSCI's methodology[7]). This mechanism is used to eliminate the dividends' uncertainty that arises when issuers create investment products, such as structured notes, linked to traditional price return indices. By eliminating the dividend risk for the issuer, the issuer is able to offer more favorable terms for an investment product than would otherwise be possible by linking to a price return index (e.g., higher participation rates and/or full or partial principal protection). In exchange, the investor assumes the risk of the daily decrement deduction and future decreases in the dividends paid on the component securities.


Volatility Targeted
Net Total Return Index
Fixed Percentage Decrement to achieve
targeted Dividend Yield
Volatility Targeted
Decrement Index

* See Additional Risk Considerations on last page ** Source: RBC Capital Markets, Bloomberg as of December 31, 2021. The realized volatility is computed as the standard deviation of the 12 last monthly returns of the MXWOQSPU Index multiplied by square root of 12.

6 | RBC CAPITAL MARKETS MSCI WORLD ESG QUALITY SELECT LOW VOLATILITY 8% RISK CONTROL 3% DECREMENT INDEX

ADDITIONAL RISKS AND CONSIDERATIONS RELATING TO THE INDEX

The following is an abbreviated summary of select risks and considerations associated with the Index and does not purport to identify or describe all of the potential risks and considerations. Anyone considering an investment in any financial product referencing the Index should carefully review the relevant offering materials for any such product, along with the Index methodology.

- There is no assurance that the strategies employed by the Base Index or the Index will be successful and there are risks associated with the strategy.
- There is no guarantee that the index will achieve its volatility target due to, among other reasons, the time lag of the volatility control adjustments.
- Upon leveraging or deleveraging, the Index may materially underperform its benchmark that does not apply a volatility targeting strategy due to, among other reasons, allocating up to 100% in cash during periods when an investment solely in the Base Index would have exhibited positive performance or allocating up to 150% to the Base Index during a period in which the Base Index exhibits negative performance. In particular, the Index may perform poorly in periods characterized by short-term volatility.
- Achieving and/or maintaining the volatility target does not mean the level of Index will not decrease in value. The level of the Index may decrease in periods of low volatility and when the Index volatility is at or below the target.
- The Index is a net total return index, which means that dividends paid on the component securities of the Base Index are only reinvested after deduction of the relevant withholding tax determined in accordance with the index methodology, which may be higher than the withholding taxes that would be incurred by any particular investor directly in such component security. Such withholding taxes will therefore reduce the positive impact from dividends paid on the component securities, if any.
- The synthetic dividend or decrement feature involves deducting a fixed percentage per annum from the daily Index performance, and will therefore adversely affect the performance of the Index. As a result of the decrement feature, the level of the Index may decline even if the component securities appreciate.
- While the decrement is intended to offset the expected dividend yield of the Base Index and eliminate dividend uncertainty for an issuer of products linked to the Index (thereby enabling the issuer to offer better terms and pricing for such products linked to the Index), the decrement currently exceeds the expected yield for the Index. It will be deducted even when the Index is allocated wholly or partially to cash and will be deducted regardless of whether dividends are paid on the component securities. Therefore, the Index will always underperform a comparable net total return index without a decrement feature and will underperform a price return index unless the dividend yield for the Index were to increase above the fixed percentage decrement, such that the dividend yield fully offset or exceeded the fixed percentage decrement

6 | RBC CAPITAL MARKETS MSCI WORLD ESG QUALITY SELECT LOW VOLATILITY 8% RISK CONTROL 3% DECREMENT INDEXADDITIONAL RISKS AND CONSIDERATIONS RELATING TO THE INDEXThe following is an abbreviated summary of select risks and considerations associated with the Index and does not purportto identify or describe all of the potential risks and considerations. Anyone considering an investment in any financialproduct referencing the Index should carefully review the relevant offering materials for any such product, along with theIndex methodology.■■ There is no assurance that the strategies employed by the Base Index or the Index will be successful and thereare risks associated with the strategy.■■ There is no guarantee that the index will achieve its volatility target due to, among other reasons, the time lagof the volatility control adjustments.■■ Upon leveraging or deleveraging, the Index may materially underperform its benchmark that does not apply avolatility targeting strategy due to, among other reasons, allocating up to 100% in cash during periods when aninvestment solely in the Base Index would have exhibited positive performance or allocating up to 150% to theBase Index during a period in which the Base Index exhibits negative performance. In particular, the Index mayperform poorly in periods characterized by short-term volatility.■■ Achieving and/or maintaining the volatility target does not mean the level of Index will not decrease in value.The level of the Index may decrease in periods of low volatility and when the Index volatility is at or below thetarget.■■ The Index is a net total return index, which means that dividends paid on the component securities of the BaseIndex are only reinvested after deduction of the relevant withholding tax determined in accordance with theindex methodology, which may be higher than the withholding taxes that would be incurred by any particularinvestor directly in such component security. Such withholding taxes will therefore reduce the positive impactfrom dividends paid on the component securities, if any.■■ The synthetic dividend or decrement feature involves deducting a fixed percentage per annum from thedaily Index performance, and will therefore adversely affect the performance of the Index. As a result of thedecrement feature, the level of the Index may decline even if the component securities appreciate.■■ While the decrement is intended to offset the expected dividend yield of the Base Index and eliminate dividenduncertainty for an issuer of products linked to the Index (thereby enabling the issuer to offer better terms andpricing for such products linked to the Index), the decrement currently exceeds the expected yield for the Index.It will be deducted even when the Index is allocated wholly or partially to cash and will be deducted regardlessof whether dividends are paid on the component securities. Therefore, the Index will always underperforma comparable net total return index without a decrement feature and will underperform a price return indexunless the dividend yield for the Index were to increase above the fixed percentage decrement, such that thedividend yield fully offset or exceeded the fixed percentage decrement rbccm.com/en/insights/esg.page